Exhibit 99.9

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

The undersigned hereby consents to (i) being named as an expert in the Annual Information Form for the fiscal year ended December 31, 2025 (the “AIF”), of Kolibri Global Energy Inc. (the “Company”) being filed as Exhibit 99.1 to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2025 (the “Annual Report”), being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto and (ii) the references to, and the information derived from, the NI 51-101 Evaluator Report filed on March 17, 2026, being incorporated by reference into the AIF.

The undersigned hereby also consents to the incorporation by reference in the Company’s Registration Statement on Form S-8 (Registration No. 333-279955) of the reference to the undersigned and the above-mentioned information contained in the Annual Report and exhibits thereto.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Richard B. Talley, Jr.
Richard B. Talley, Jr., P.E.
Chairman and Chief Executive Officer

Houston, Texas

March 18, 2026